Exhibit 99.13

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MERUS N.V.

May 24, 2017

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, meeting materials and proxy card are available at http://phx.corporate-ir.net/phoenix.zhtml?c=254206&p=irol-agm

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Adoption of the annual accounts over the financial year 2016	☐	☐	☐
2. Appointment of the external auditor for the financial year 2017	☐	☐	☐
3. Release of the management directors from liability for the exercise of their duties during the financial year 2016	☐	☐	☐
4. Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016	☐	☐	☐
5. (i) Amendment of the Company's articles of association, (ii) authorization to implement such amendment and (iii) designation of managing and supervisory directors as executive and non-executive directors	☐	☐	☐
6. Reappointment of Dr. W. Berthold, Ph.D. and designation as non-executive director	☐	☐	☐
7. Reappointment of Dr. J.P. de Koning, Ph.D. and designation as non-executive director	☐	☐	☐
8. Amendment of the Company's compensation policy	☐	☐	☐
9. Amendment of the Company's supervisory board member compensation program	☐	☐	☐
10. Approval of the increase of the grant date fair value of equity awards under the Company's supervisory board member compensation program	☐	☐	☐
11. Granting of equity compensation to Mr. M.T. Iwicki	☐	☐	☐
12. Granting of equity compensation to Dr. W. Berthold, Ph.D.	☐	☐	☐
13. Granting of equity compensation to Mr. L.M.S. Carnot	☐	☐	☐
14. Granting of equity compensation to Dr. J.P. de Koning, Ph.D.	☐	☐	☐
15. Granting of equity compensation to Dr. A. Mehra, M.D.	☐	☐	☐
16. Granting of equity compensation to Mr. G.D. Perry	☐	☐	☐
17. Approval of amendment to awards granted under the Company's 2010 employee option plan	☐	☐	☐
18. Granting authorization of the management board to issue shares and to grant rights to subscribe for shares	☐	☐	☐
19. Granting authorization of the management board to limit or exclude pre-emption rights	☐	☐	☐
20. Granting authorization of the management board to acquire shares in the Company's capital	☐	☐	☐

This power of attorney is granted with full power of substitution.

The relationship between the Shareholder and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

MERUS N.V.
THE UNDERSIGNED
Name :
Address : acting on behalf of (only to be completed if relevant)
Name :
Address :
(the “Shareholder”).
DECLARES AS FOLLOWS
1. The Shareholder hereby registers for the annual general meeting of shareholders of Merus N.V. to be held on May 24, 2017 (the “AGM”) and, for purposes of being represented at the AGM, grants a power of attorney to Mr. P.C.S. van der Bijl, candidate-civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the “Proxyholder”).
2. The scope of this power of attorney extends to the performance of the following acts on behalf of the Shareholder at the AGM:
a. to exercise the voting rights of the Shareholder in accordance with paragraph 3 below; and
b. to exercise any other right of the Shareholder which the Shareholder would be allowed to exercise at the AGM.
3. This power of attorney shall be used by the Proxyholder to exercise the Shareholder’s voting rights in the manner directed as set out on the reverse side. If no choice is specified in respect of one or more agenda items, the Proxyholder shall vote “FOR” such agenda item(s).
(Continued and to be signed on the reverse side.)
1.1 14475